Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Bad Stuff, Inc.
12121 Wilshire Blvd. Suite 600
Los Angeles , CA 90025
www.TheBadStuff.com

Up to $1,069,999.70 in Common Stock at $0.70
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Bad Stuff, Inc.
Address: 12121 Wilshire Blvd. Suite 600, Los Angeles , CA 90025
State of Incorporation: DE
Date Incorporated: April 28, 2015

Terms:

Equity

Offering Minimum: $9,999.50 | 14,285 shares of Common Stock
Offering Maximum: $1,069,999.70 | 1,528,571 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.70
Minimum Investment Amount (per investor): $197.40

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

THE BAD STUFF BENEFITS

Very early Investors.

Within the first 48 hours investors will receive an additional 10% bonus shares.

Early Investors.

Investors within the first 2 weeks will receive an additional 5% bonus shares.

$200 - <$500

Welcome letter from Maestro Catador, Felipe Soto Mares.

Special product opportunities in qualified states for product purchase for 12 months. Invitations to investor festivals, subject to Covid restrictions.

Investments of $500 to less than $1,000.

The Bad Stuff Tequila t-shirt, hat, and limited flask.

Will also receive an invitation to special limited events subject to Covid restrictions.

$1,000 - <$2,500

Investments of $1,000 to under $2,500 will receive one pre-release certificate for the priority right to purchase up to three Doce Ano (12 year) bottles, limited production of 2,500, and only for qualifying states. * **

$2,500 - <$5,000

Investments of $2,500 to less than $5,000 will receive one pre-release certificate for the priority right to purchase up to three additional Doce Ano (12 year) bottles, limited production of 2,500, and only for qualifying states.* ** Will receive limited production Extra Anejo glass stopper.

$5,000 - <$25,000

Investments of $5,000 to under $25,000 will experience a Zoom tasting (or in-person post-Covid) (exclusive of product) for 10 friends hosted by Master Distiller Felipe Soto along with personal welcome letter. Will also receive 5% bonus shares.

$25,000 - <$90,000

Investments of $25,000 to under $90,000 will instead of 5% at $5,000 level, will receive 20% bonus shares.

$90,000

Investments of $90,000 to the statutory maximum investment will instead of 20% at $20,000 to under $90,000 level, will receive 25% bonus shares.

Our award winning Extra Anejo, achieving significant gold medals in 2020, is blended by Maestro Catador Felipe Soto Mares. At the pinnacle of his mastery, Felipe has identified very special barrels of 12 year (Doce) tequila to produce an extremely limited batch in a beautifully designed decanter-style bottle with gift box. This batch has been acquired and is waiting in our barrels. Doce bottle prototypes and box molds are being prepared. Doce should be ready Q1 or Q2 2021.

- The investor will receive a pre-release certificate reserving their respective bottles for purchase.

- The bottle number and batch number will be hand-written on the label.

*All benefits occur after the offering is completed. Shipping is prepaid for U.S. only.

** Shipping of liquor is restricted in certain U.S. states. Product may require pick up to be at a determined designated point.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

The Bad Stuff will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common at $ 0.70 / share, you will receive 110 shares, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The Bad Stuff produces an award winning Tequila produced from 100 percent Blue Weber Agave sourced and distilled in the highlands of Arandas, Mexico, within the most preeminent region for Tequila, the Golden Triangle. Derived from a 93 year old family history, we distill smaller numbered batches of Extra Anejo Tequila (aged 3 years in new French oak), an 8 month Reposado (in production), and recently blended a specially limited 12 year Tequila as well as an amazing Blanco (Silver) Tequila. Ranches for the agave chosen are pesticide free; In seeking a minimal carbon footprint our distillery employs wood chips for steam generation powering ovens to produce the award winning juice. Our company is proud to maintain sales in states throughout the USA primarily through word of mouth. With proof of concept, The Bad Stuff is preparing to launch a campaign to broaden our loyal customer base. We currently sell in small liquor stores to larger chains including Total Wine in California and Texas. We also can be found in upscale bars and restaurants. The Bad Stuff began as a California LLC (The Bad Stuff LLC) in 2015 and merged into a Delaware C Corporation (The Bad Stuff Inc.) in 2020.

Competitors and Industry

The Tequila Market "is valued at 5053 million USD in 2020 is expected to reach 6669.9 million USD by the end of 2026, growing at a CAGR of 4.0% during 2021-2026, According to New Research Study." (MarketWatch.com September 25, 2020; The Expresswire)

In 2018, tequila led the spirits category in volume growth across both on and off-premise outlets in the US (January Nielsen Insights: Tops Of 2018: Tequila Drove Spirit Category Growth In 2018). Over the last several years the premium and ultra-premium tequila market have been among the fastest growing segments of the US spirits industry (Forbes: The Future Of Ultra- Premium Tequila, January 17, 2019). "Americans can not get enough of Mexico's native spirit. Since 2002, tequila volumes have grown 180%, an average rate of 6.2% per year. In 2019 alone, 20.1 million 9-liter cases were sold" (Distilled Spirits Counsel Of The US). The tequila market in the US is poised to grow by 60.18 MN liters during 2020-2024 progressing at a CAGR of 6% during the forecast period (Business Wire September 24, 2020).

Since 2002, tequila sales have risen 121% overall, while sales of super-premium tequilas grew 800% (Distilled Spirits Council Of The U.S.A. Trade Organization). Vodka volumes, by comparison, gained a mere 2.4%; in contrast, rum declined by 0.2% (Distilled Spirits Council Of The U.S.A. Trade Organization).

The big conglomerates continue to acquire tequila brands. Patrón (acquired by Bacardi for $5 billion in 2018). Avión (acquired by Pernod Ricard In 2018) have both introduced extra añejo tequilas since 2014. Brown spirits trend outpaced by tequila - 2018 whisky volumes were up around 4.6% for the 12 months (and 8.6% in Q2), while tequila volumes are still going strong at 12.5% for the year period (and 14.7% in Q2) (Shaken News Report).

We are primarily competing with upscale ultra premium tequilas such as Don Julio Real ($389.99), Patron Tequila Burdeos Anejo ($399.99), Clase Azul Ultra Extra Anejo ($1,699.97). In 2020 200 judges at the San Francisco International Spirits Contest awarded The Bad Stuff Extra Anejo Double Gold above all other brands. Our 8 month Reposado will sell for below $50 and is a beautifully tasting Tequila with great promise. We will enter our Reposado and in 2021 our 12 year Tequila into award contests.

Current Stage and Roadmap

Current Development Stage: The Bad Stuff has regular defined production with solid vendor relationships for Mexico-based glass making, label and cork production, and with distillation under a 5 year renewable contract at an award winning distillery in Arandas, Mexico. 6,000 bottles of 8 month Reposado are ready for filling and we have recently blended approximately 2,500 bottles-worth of 12 year Tequila. Package prototyping is underway with initial digital designs completed. Distribution now includes New York, Florida, Illinois and Colorado, with existing distribution in California, Texas, Nevada and New Jersey.

Future Roadmap: We also have retail reach from our online presence, www.LoveTequila.Shop and Old Town Tequila, to many other states. A new recruiting effort has led to the hiring of an industry tested full time regional sales person. A social media consultant is engaged and digital marketing is ongoing. We are launching 6,000 bottles of our Reposado in December 2020. Production has started for our 6,000 bottles of La Mala Plata (Blanco Tequila) set for Q1 of 2021. Our Doce is underway annd estimated to be released Q2 of 2021.

The Team

Officers and Directors

Name: Darren Enenstein

Darren Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: July 06, 2020 - Present
  Responsibilities: Darren Enenstein is the Chairman of the Board, a director, is CEO of The Bad Stuff Inc., and is CFO. Mr. Enenstein is trustee of The 2406 Paradise Trust which is his family trust. Darren Enenstein is married to Susy Enenstein. Susy Enenstein is a beneficiary of The 2406 Paradise Trust. The Paradise Trust owns a fully diluted 50.6% interest in The Bad Stuff Inc. Darren Enenstein does not receive a salary. Darren Enenstein's primary role as CEO is to oversee and direct marketing, sales, strategic relationships, and investor relations. General Oversight. Formerly Chairman and Manager of the LLC. Darren Enenstein does not fully dedicate all of his work time to The Bad Stuff Inc. and is also a practicing attorney.

- **Position:** Chief Financial Officer (CFO)
  Dates of Service: July 06, 2020 - Present
  Responsibilities: Tax and accounting oversight. Formerly Manager of the LLC.

- **Position:** Member of the Board of Directors
  Dates of Service: July 06, 2020 - Present
  Responsibilities: Corporate Board. Was on the board of the prior LLC.

- **Position:** Chairman of the Board
  Dates of Service: July 06, 2020 - Present
  Responsibilities: Corporate Board. Was on the board of the prior LLC.

Other business experience in the past three years:

- **Employer:** Enenstein Pham & Glass, LLP

Title: Partner
Dates of Service: January 01, 2019 - Present
Responsibilities: Law partner.

Other business experience in the past three years:

- **Employer:** Enenstein Pham & Glass APC
  Title: Shareholder
  Dates of Service: September 01, 2009 - December 31, 2018
  Responsibilities: Managing the law firm.

Name: Susy Enenstein

Susy Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: July 06, 2020 - Present
  Responsibilities: Susy Enenstein is a director of The Bad Stuff Inc. and is its Corporate Secretary. Mrs. Enenstein is a beneficiary of The 2406 Paradise Trust. The Paradise Trust owns a fully diluted 50.6% interest in The Bad Stuff Inc. Susy Enenstein does not receive a salary. Susy Enenstein's primary responsibilities are to act in her capacity as a board member by voting as needed on key issues, and to facilitate corporate documents. Board Oversight. Was also a board member of the prior LLC.

- **Position:** Corporate Secretary
  Dates of Service: July 06, 2020 - Present
  Responsibilities: Corporate secretary role

Name: Phillip "Felipe" Soto

Phillip "Felipe" Soto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: July 06, 2020 - Present
  Responsibilities: Phillip Soto is the acting President of The Bad Stuff Inc. and a director. Mr. Soto receives a salary and benefits of approximately $70,000 per annum. Mr. Soto's primary role to supervise product development, distillation, and production. Day to day oversight, head of production, master distiller. Same roles as well as Manager of prior LLC.

- **Position:** Member of the Board of Directors

Dates of Service: July 06, 2020 - Present
Responsibilities: Corporate Board. Was on the board of the prior LLC.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the security should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any type of security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the

benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to maximum permissible funding of $1,069,999.70 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate possibly needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to

be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of goods, for the sale of Tequila. Our revenues are therefore dependent upon the market for this.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage for single barrel grouping expressions and have purchase 2,000 liters of 12-year Tequila. Delays or cost overruns in the development of the 12 year production line and new product lines is possible, in addition to agave plant shortages, which could cause products to fail to meet our performance estimates. Failure to meet performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Furthermore, tariffs can also render the pricing scheme of marketability of the products difficulty to impossible.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Bad Stuff Inc was formed on July 6, 2020, and was formerly an LLC founded in 2015. Merger from The Bad Stuff LLC to The Bad Stuff Inc. occurred on September 1, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Bad Stuff Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that The Bad Stuff Extra Anejo Tequila is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The Bad Stuff Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The Bad Stuff Inc. could harm our reputation and materially negatively impact our financial condition and business.

The company's sales need improving which appears to necessitate a serious social media campaign.

Social media campaigns can be hit or miss, and often miss. We are reaching out to companies and individuals who represent Instagram social media followings in excess of 10,000 persons. A few have six and low seven-figure followers. However, how these people present the product and assist in marketing our online presence through a retailer via LoveTequila.shop could affect sales.

Production Costs Fluctuate
Agave prices and fuel prices can fluctuate decreasing profit margins.

Sales disruptions due to COVID-19
COVID has disrupted supply chains for many companies. it has damaged our sales to restaurants and bars, though at present only a small percentage of our sales. Our sales through distributors in Texas and New Jersey started strong in 2020 but have slowed. Our supply to Total Wine in California and Texas is slow and due to shelter in place, we have limited paid efforts to visit these stores. A telephone campaign to Total Wine has led to a restock order at one Total Wine because they ran out of product, but at another that only had 1 bottle remaining, we were not able to achieve a reorder. Our relationship with Total Wines in Texas is stronger due to a sales broker relationship and a reliable distributor.

Prospective account delays due to COVID-19
The interest by the 17 state distributor BreakThru and Gibsons restaurants has stalled due to COVID. They love our product but are dealing with COVID and have delayed new product acceptance. The same is true for Georgia distributor Eaglerocks who is interested once COVID issues settle down. We don't have a definitive restart time with these two distributors but will keep probing every few months for a restart. We were able to obtain distribution in Florida, New York, Illinois, and Colorado through LibDib.

Reposado Production delay
Our Reposado production (dry goods) is slow but completing in July 2020. This is due to COVID and Mexican Civil Authority orders. Some progress is being made. The recipe is completed and the distillery as I understand is ready to produce as soon as dry goods are complete.

Launching new Extra Anejo label and design
Our Batch 4 label is new. Though peer groups and advisors appreciate the new label, the true test for this is the marketplace. Sales is everything. The glass stopper depicted in the PowerPoint is still underway, and completion has been slow. We continue to politely inquire as to completion but I don't presently have an exact ETA. The glass stopper top will most likely be implemented for Extra Anejo batch 5 which will be likely in 2021. Therefore, the top for the black and gold batch 4 Extra Anejo bottle will be a black plastic top, similar to the brown plastic topic currently used on the prior bottles.

Loss of Maestro Catador
Phillip "Felipe" Soto Mares is 67 years old. If he passes away, this would be damaging to the company. Though we have all vendor and distillery contacts, their familiarity is primarily, at this time, with Felipe.

Inherent Risk

Investing in a small young company has inherent risks including but not limited to the following: should the company lose a key person through death, disability, withdrawal, resignation, termination, or any other means, this material loss could significantly affect the company's ability to perform daily operations or to succeed. Key persons possess specific knowledge base that is most often difficult to replace, even when a company attempts overlap of its knowledge base amongst personnel.

Loss of Key Persons

The Bad Stuff Inc. is a small company with each key person possessing specified skills, experiences, and knowledge base. Though the company maintains a cloud hard drive to maintain some of this knowledge base, there is a substantial amount of information that is not contained in the cloud hard drive. The loss, disability, termination, or resignation of any key person can negatively and substantially impact the Company. Key person include but are not limited to our CEO, and our master distiller.

Ambiguity or conflict between Deck and Risk Factors

In the event there is a conflict between presentation deck graphics and Legal Risk Factors, the meaning in the Legal Risk Factors shall prevail and supersede.

Doing Business In Mexico

Doing business in Mexico has its uncertainties. Challenges to product production include but are not limited to: 1. Insurrection, 2. Fuel crises, 3. Crime, 4. Border issues, 5. Natural disasters or other acts of God, 6. Corona Virus delays including loss of work force and production restrictions.

Time Commitment and No Legal Advice

Phillip Felipe Soto as President spends full time working efforts on The Bad Stuff Inc. Darren Enenstein spends the majority of his time on The Bad Stuff Inc. but is also a licensed attorney and partner in a law firm. Darren Enenstein continues to practice law separate and apart from The Bad Stuff Inc. Darren Enenstein is not an attorney for The Bad Stuff Inc., and does not represent as counsel The Bad Stuff Inc. Darren Enenstein offers no legal advice concerning or relating to this Offering in any way, either express or implied. Investors will need to seek their own legal advice concerning this Offering.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
2406 Paradise Trust	6,860,323	Common Stock	55.03

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,528,571 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 13,276,241 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding on a fully diluted basis (13,276,241) includes 12,590,229 shares issued and 66,012 shares reserved pursuant to a stock option plan.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $850,540.00
  Number of Securities Sold: 2,190,036
  Use of proceeds: Inventory, salary for master distiller, accounting.
  Date: November 30, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company's 2018 gross revenue was $102,423. In 2019, The Bad Stuff experienced a slight decrease in gross revenue because a glass fire burned down the former glass factory we used and subsequently caused major delays in our glass production. Presently, we have remedied this by having two new glass production vendors.

Historical results and cash flows:

Gross revenue has been steady and growing in 2020 even during this pandemic. We anticipate increased growth in 2021 based upon a growing customer base, a growing overall interest in tequila in the United States which comprises most of the world's buying of tequila, as well as adding other product lines: 2021 Reposado sales, 2021 Blanco sales, 2021 Doce sales. As represented herein, our first batch of Reposado is scheduled for delivery in December 2020. Our first batch of Blanco is estimated for delivery in Q1 2021. Our first batch of Doce is estimated for delivery in Q2 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 1, 2020, the Company has over $50,000 in cash on hand and an SBA loan as debt, which has less than $17,000 remaining payable over time. This cash balance is after acquisition of and also entitlement to aged tequilas for our upcoming new products. We currently do not have any established lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds raised through this campaign are important for us to execute all aspects of our growth plan during Q4 2020 and 2021. With our current resources, The Bad Stuff should continue to grow, but at a far slower pace than if we take on additional investments and have the funds we need to fully and quickly fund our growth plan.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

In short, no, the funds we're looking to raise will allow us to grow faster, but do not impact the Company's viability. We are introducing several new products in the next six months, continuing to grow distribution and are working on new marketing campaigns. Having additional resources would allow us to accelerate our plans.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise our minimum target we will continue growing the brand and product line-up at our current steady pace with limited marketing resources, but an ongoing strong word-of-mouth campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum target we will proceed with our growth plans and grow our company accordingly. As we grow our distribution reach, marketing, and product line-up, our operating costs and working capital needs to grow. With even modest sales growth from these initiatives, we estimate funds raised from this campaign would allow us to operate our growing Company for at least two to four years by which point The Bad Stuff should be able to operate on cash flow from operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Bad Stuff intends to participate in future capital raises. The Bad Stuff has received interest by another entity that is currently listed in the OTC market for a potential reverse merger transaction but there is only an LOI and none of the terms are finalized. In addition, it is too early to decide whether this is the best direction for The Bad Stuff.

Indebtedness

- **Creditor:** Small Business Admin
  Amount Owed: $16,700.00
  Interest Rate: 3.5%
  Maturity Date: July 31, 2050

Related Party Transactions

Valuation

Pre-Money Valuation: $9,293,368.70

Valuation Details:

<u>Valuation Disclaimer</u>

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

<u>Valuation Basis</u>

We present a valuation of $9,293,368.70. Our gross sales over the past 12 months, $141,971.68 for the period of November 2019 through October 2020, substantially exceeds that of our competitor Paqui Tequila ("Paqui") at ~$120,000 during their 2019 Regulation CF raise when they were valued at 8 million. The primary basis for our valuation is that our 12-month rolling sales are over 18% higher than Paqui's gross revenue and therefore 18% higher than their pre-money valuation.

In addition, our brand is better reviewed by consumer and professional judges (we have won many gold medals this year), our brand has a broader reach in the United States (we are sold in more states than Paqui was sold in 2019 and not overly concentrated), our brand was rated amongst the Top 9 New Tequilas to purchase by Robb Report magazine*, and finally we are rolling out an exciting second label in December 2020, our Reposado. Reposado production is estimated to conclude by November 30, 2020 and shipping should take no more than eleven (11) days to our warehouse in California.

Our valuation is further supported by the fact that since COVID struck, premium tequila continues to skyrocket in sales.

The Company set its valuation internally, without a formal-third party independent evaluation.

*https://robbreport.com/food-drink/spirits/best-new-tequila-2020-buyers-guide-buy-now-1234573709/

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%

Digital social media marketing at the minimum funding goal level.

If we raise the over allotment amount of $1,069,999.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  23.33%
  On November 1, 2020 we hired a full time sales person. Outside marketing support currently costs at least $5,250 per month. Expanded marketing efforts will increase these expenses. Additional promotional materials and swag can cost another $25,000.

- *Operations*
  17.7%
  Accounting and bookkeeping should cost $40,000. Insurance could cost $40,000. Legal will cost could be $20,000. Up to $14,000 will be spent on consultants for related support.

- *Inventory*
  42.05%
  We plan to build up our Reposado inventory by another 15,000 bottles (approx. $180,000), increase Extra Anejo production by another 6,000 bottles (approx $70,000), produce an initial batch of 6,000 blanco bottles (approx. $70,000), and bottle our purchased 2,000 liters of 12 year tequila (approx. $130,000).

- *Working Capital*
  13.42%
  $100,000 will be reserved for working capital and for going beyond budgets. Additional amounts are for additional Start Engine related fees and costs concerning advertising and other related matters.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.TheBadStuff.com (Www.thebadstuff.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-bad-stuff

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Bad Stuff, Inc.

[See attached]

THE BAD STUFF, INC.

(a California corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 17, 2020

To: Board of Directors, THE BAD STUFF, INC.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of THE BAD STUFF, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods ended December 31, 2019 and 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

THE BAD STUFF, LLC
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	67,786	$	65,226
Accounts receivable		38,424		23,949
Inventory and other current assets		106,501		108,395
Total current assets		212,711		197,570
Intangible assets		5,292,831		5,292,831
Other assets		1,828		0
Total Assets	$	5,507,369	$	5,490,401
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	12,290	$	10,830
Other current liabilities		139,910		32,901
Total Current Liabilities		150,200		43,731
Total Liabilities		150,200		43,731
OWNERS' EQUITY				
Membership interest		5,932,792		5,912,813
Retained deficit		(575,623)		(466,143)
Total Owners' Equity		5,357,169		5,446,670
Total Liabilities and Owners' Equity	$	5,507,369	$	5,490,401

THE BAD STUFF, LLC
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 98,043	$ 102,423
Less: Cost of goods sold	52,941	53,861
Gross profit	45,102	48,561
Operating expenses		
Selling, general and administrative	140,913	196,011
Marketing and advertising	13,669	73,002
Total operating expenses	154,582	269,013
Net Operating Income (Loss)	(109,480)	(220,452)
Impairment (expense)	0	(416,935)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (109,480)	$ (637,387)

THE BAD STUFF, LLC
STATEMENT OF OWNERS' EQUITY
For calendar year ending December 31, 2019
and October 12, 2018 (inception) through December 31, 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Interests	Retained Deficit	Total Owners' Equity
Balance as of January 1, 2018	$ 5,627,963	$ 171,244	$ 5,799,207
Capital contributions	284,850		284,850
Net income (loss)		(637,387)	(637,387)
Balance as of December 31, 2018	$ 5,912,813	$ (466,143)	$ 5,446,670
Capital contributions	19,979		19,979
Net income (loss)		(109,480)	(109,480)
Balance as of December 31, 2019	$ 5,932,792	$ (575,623)	$ 5,357,169


THE BAD STUFF, LLC
STATEMENT OF CASH FLOWS
For calendar year ending December 31, 2019
and October 12, 2018 (inception) through December 31, 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2019	2018
Operating Activities		
Net Income (Loss)	$ (109,480)	$ (637,387)
Add back: Impairment expense		416,935
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	(18,302)	(23,949)
(Increase) decrease in inventory and other current assets	1,894	(22,502)
Increase (decrease) in accounts payable	1,460	4,848
Increase (decrease) in other current liabilities	107,009	(20,825)
Net cash used in operating activities	(17,419)	(282,880)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from capital contribution	19,979	284,850
Net change in cash from financing activities	19,979	284,850
Net change in cash and cash equivalents	2,560	1,970
Cash and cash equivalents at beginning of period	65,226	63,256
Cash and cash equivalents at end of period	$ 67,786	$ 65,226

THE BAD STUFF, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For calendar year ending December 31, 2019
and October 12, 2018 (inception) through December 31, 2018
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

THE BAD STUFF, INC. (which may be referred to as the "Company", "we," "us," or "our") was organized as The Bad Stuff LLC in California on April 28, 2015. On August 28, 2020, the Company was merged into and made a part of THE BAD STUFF, INC. The Company manufactures and distributes alcoholic beverages.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

As discussed below, the Company converted from a limited liability company to a corporation in 2020. Based on the periods presented in the financial statements, the results and balances of the Company as a limited liability company are shown.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn

or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $67,786 and $65,226 of cash on hand, respectively.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its beverage products and records revenue when the product has shipped to the final customer.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT OR SAFE NOTES

The Company has not issued any debt obligations or agreements for future equity.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

In August 2020, the Company merged into and converted into a corporation. The membership interests held by members of the Company were converted to common stock. The corporation has authorized 20,000,000 shares of stock with a par value of $0.0001 per share. As part of the conversion and merger, the Company issued 11,880,129 shares of stock.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company may (but has not yet) compensate management, including its founders, according to their stated compensation plan.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Conversion to a Corporation
The Bad Stuff, Inc. was formed in July 2020 and was merged with The Bad Stuff, LLC under California law. The Company now operates as The Bad Stuff, Inc.

Management's Evaluation
Management has evaluated subsequent events through November 17, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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The Bad Stuff





📍 Website   📍 Los Angeles , CA   FOOD & BEVERAGE

The Bad Stuff is a luxury tequila brand committed to excellence and tradition. The recipe, perfected over generations for 93 years and counting, has won awards across several competitions. In a $5 billion global tequila market and a rapidly expanding premium spirits sector, The Bad Stuff believes it's offering exactly what consumers have been searching for.

$0.00 raised ⓘ

0 Investors	**$9.29M** Valuation
$0.70 Price per Share	**$197.40** Min. Investment
	Equity Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Critically acclaimed: The Bad Stuff has won numerous awards across many different competitions with many rave reviews from critics

- Sales generated: Over the past 12 months (November 2019 through October 2020) our gross sales exceed $140,000.

- Massive growing market: is valued at 5053 million USD in 2020 is expected to reach 6669.9 million USD by the end of 2026, growing at a CAGR of 4.0% during 2021-2026.

A luxury tequila rich in flavor and history

Important critics and aficionados proclaim The Bad Stuff Tastes better. The Judges of major spirits contests have concurred, awarding The Bad Stuff gold time and time again.

Our luxurious 93-year-old tequila recipe has already generated over $140,000 in 12-month gross sales, and we believe this is just the beginning of our impact on the $5 billion global tequila market.



The Bad Stuff

METICULOUSLY CRAFTED, AWARD-WINNING

93
YEAR OLD RECIPE

FEATURED IN
Robb Report

$140K+
12 MO. GROSS SALES






Boring spirits unworthy of the tequila connoisseur

The tequila market boasts what we think to be a generally bland flavor profile. The market demand for premium tequila has grown steadily over the past decade, gaining traction over other premium spirits, yet we don't believe the makers of tequila are growing with it.

There simply doesn't appear to us to be the commitment to heritage, tradition or environment that modern consumers of premium tequila expect and deserve.



The tequila market lacks a commitment to
Heritage



The tequila market lacks a commitment to
Tradition



The tequila market lacks a commitment to
The Environment

THE SOLUTION

A family tequila recipe perfected over generations

Born during the Prohibition and perfected in the years since, The Bad Stuff is a tequila steeped in tradition. Our signature product is an Extra Añejo tequila, aged three years and crafted from the finest estates-grown Tequilana Weber blue agave.



Our commitment to our craft does not stop at honoring our family heritage. It extended our stewardship of the environment. Our distillery is one of the first to use wood chips for steam generation of power, leaving behind a low carbon footprint. Additionally, we use no pesticides on our locally grown, natural agave.







THE MARKET

Consumers prefer quality over quantity

Overall, the global tequila market was worth approximately $5 billion in 2020, with the U.S. being the largest consumer of tequila.





2020   2026

The trend of the past decade has shown consumers casting aside low- and medium-grade spirits in favor of high-end, premium products. In terms of revenue within this spirits market, tequila is expected to register the fastest CAGR in upcoming years (11.6%).



U.S. Premium Spirits Market Size

THE BAD STUFF

19 20 21 22 23 24 25 26 27

■ On-trade   ■ Off-trade

On-trade means "on premise", as in accounts / locations where alcohol can be consumed on licensed premise (bars, restaurants, etc.). Off-trade means "off premise", where alcohol cannot be consumed on the location, must be purchased and consumed elsewhere (liquor stores, etc.).

OUR TRACTION

A multitude of awards, with critics raving

Not only is The Bad Stuff good enough to still be served at some of the original Southern California establishments where it found a home during the Prohibition —including the Carlsbad Speakeasy and the Captain Charles Kenneth—but it's also won numerous present-day awards.





- **The Robb Report**
  - The 9 Best New Tequilas You Should Be Drinking Right Now
- **Made in Mexico & Blind Taste competition**
  - Gold Medal
  - Best in Class
  - Best of Show
- **San Diego Spirits and Cocktail**
  - Gold Medal (the only extra añejo to receive a medal)
- **Distilled: San Diego Spirit & Cocktail Competition**
  - Gold Medal
  - Best of Class
  - Best of Division
- **San Francisco World Spirits Competition**
  - Gold Medal
- **San Diego International Spirits Challenge**
  - Double Gold Medal
- **SIP Awards**
  - Gold
  - Innovation Award





Marketing executive and tequila connoisseur of the Aspen Food & Wine Tasting Festival Jonathan Brawn called it "creme brulee in a glass", and Robert Plotkin, a renowned critic, judge and mixologist from Bar Media, referred to our product as "museum-grade tequila".



"Creme Brulee In A Glass"

JOHNATHAN BRAWN

Marketing Executive, Aspen Food & Wine
Tasting Festival

“Museum-Grade Tequila”

ROBERT PLOTKIN

Renowned Critic, Judge, Mixologist, Bar Media

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

WHAT WE DO

Committed to heritage of tradition, family and environmental preservation

In perfecting our 93-year-old tequila recipe, we've fostered a deep relationship with the family ownership of our distillery partner, Compañia Tequilara de Arandas, where we hold a long-term contract.


THE BAD STUFF
EXTRA AÑEJO

Our agave is grown in pesticide-free fields and then hand selected by our jimador. Once the perfect leaves are picked, we bake them in traditional steam ovens until they reach a rich caramelization.

Finally, after aging our tequila in new French oak barrels for three years, our maestro catador completes a complex blending process to perfect our delicious Extra Añejo tequila.



FROM OUR FIELDS

Crafted from the finest estates grown tequilana weber blue agave.



HARVESTED AT MATURITY

Our agave is hand selected by our Jimador, then slow baked in traditional steam ovens.



FINAL DISTILLATION COMPLETED IN A COPPER ALEMBIC

The rich agave nectar is fermented with pure artesian water, then double distilled.



AGED 3 YEARS IN VIRGIN FRENCH OAK BARRELS

Our rich, peppery, spice laden Blanco is poured into our Virgin French Oak barrels and allowed to repose for a minimum of 3 years.


...TO YOUR GLASS

THE BUSINESS MODEL

Selling our best-in-show tequila both to distributors and direct-to-consumer

We currently have distributors in several key areas of the U.S., and we provide direct-to-consumer online sales to almost every state across the country. One bottle of The Bad Stuff Extra Añejo sells for $199 on average.


Direct To Consumer
DIRECT TO CONSUMER INTERNET SALES
lovetequila.shop
via Love Scotch
and Old Town Tequila



Current Distribution
WHERE TO TASTE

◼ Self Distribution   ◼ Distributor States

Through these sales channels, we have brought in 12-month gross sales in excess of $140,000 with distributors earning at least a 24.1% profit per bottle and retailers earning anywhere from 28% to 42% profit. Extra Añejo tequila typically garners 7.7-10.16x the cost of goods sold, meaning our gross margins are strong.

7.7-10.16x
COGS RETURN

| $140K | 24.1% | 28-42% |

HOW WE ARE DIFFERENT

Devotion of a different caliber

We believe the generations-old history of our product, paired with our commitment to stewardship of the environment in which we work, is what sets us apart. We have demonstrated our commitment to the craft and gained a loyal grassroots following because of it.



THE VISION

New products to delight old and new customers alike

Our maestro catador Soto Mares is always looking ahead, creating and refining new blends for future distribution. An incredible 12-year tequila, The Bad Stuff Doce, is complete and a production bottle and label design are underway. We have created what we believe to be the best reposado tequila out there.



We plan to continue growing through word of mouth and via our new digital marketing campaign, with the announcement of our new product lines having already caught the attention of our customers.



OUR LEADERSHIP

Business experience blended with tequila-making mastery

We are a deeply experienced team balancing entrepreneurial backgrounds with mastery in the distillation and blending of tequila.

Our maker and director, Felipe Soto Mares, has been crafting tequila for more than 25 years and has his Catador status at La Acadamia Mexicana del Tequila.



Our director Darren Enenstein co-founded and managed a successful company prior to The Bad Stuff, which he sold. Our other director, Susy Enenstein, has a Masters in Chemical Engineering and an extensive analytical background, which she uses to help refine our process.



WHY INVEST

Three generations of experience and passion

We deliver an award-winning, critic-delighting, connoisseur-worthy tequila that we believe is unlike any other on the market. As we venture into fresh territory with our upcoming product lines, now is the time to join our legacy by investing in The Bad Stuff.



In the Press

Robb Report   TEQUILA AFICIONADO   SAN DIEGO INTERNATIONAL WINE&SPIRITS CHALLENGE   DISTILLED FESTIVAL   THE CARTEL HOUR PODCAST   The San Diego Union-Tribune

SIP AWARDS

SHOW MORE

Meet Our Team





Darren Enenstein

CEO, CFO, Chairman and Member of the Board of Directors

Mr. Enenstein is licensed as an attorney in the states of California, New York, and the District of Columbia. As an attorney and entrepreneur, Mr. Enenstein has had significant success in the business arena, including: successfully turning around a software company, later selling it to a Fortune 50 company; co-founding a technology company in the travel space which has successfully closed over $11 million in funding and has a Fortune 10 Company as its first customer; and advising and handling the sale of a Tequila company for ten times EBITDA . Darren Enenstein does not fully dedicate all of his work time to The Bad Stuff Inc. and is also a practicing attorney. He is an active partner in a law firm he founded over ten years ago.



Phillip "Felipe" Soto Mares

President and Director

Mr. Soto Mares earned his Catador (Sommelier) status at La Academia Mexicana del Tequila in Jalisco, Mexico in 2005. Mr. Soto Mares received the designation of Maestro Catador (Master Sommelier) in 2008 by conducting extensive educational tequila tastings, seminars, and being appointed the Director of La Academia Mexicana del Tequila for California, the first designation offered outside of Mexico. Felipe contributes approximately 40 hours a week to The Bad Stuff





Susy Enenstein

Corporate Secretary and Director

Mrs. Enenstein holds a Masters degree in Chemical Engineering from Georgia Tech. She was then hired as a Manager for McMaster-Carr, a global industrial supply company. After obtaining her MBA from Emory University, Mrs. Enenstein joined

University, Mrs. Ehenstem joined GE Capital's prestigious Capital Markets Group in New York, and then was promoted to the Corporate Finance Group in Los Angeles. Susy contributes approximately 2 hours a week to The Bad Stuff



Offering Summary

Company : The Bad Stuff, Inc.

Corporate Address : 12121 Wilshire Blvd. Suite 600, Los Angeles , CA 90025

Offering Minimum : $9,999.50

Offering Maximum : $1,069,999.70

Minimum Investment Amount (per investor) : $197.40

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 14,285

Maximum Number of Shares Offered : 1,528,571

Price per Share : $0.70

Pre-Money Valuation : $9,293,368.70

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

THE BAD STUFF BENEFITS

Very early Investors.

Within the first 48 hours investors will receive an additional 10% bonus shares.

Early Investors.

Investors within the first 2 weeks will receive an additional 5% bonus shares.

$200 - <$500

Welcome letter from Maestro Catador, Felipe Soto Mares.

Special product opportunities in qualified states for product purchase for 12 months. Invitations to investor festivals, subject to Covid restrictions.

Investments of $500 to less than $1,000.

The Bad Stuff Tequila t-shirt, hat, and limited flask.

Will also receive an invitation to special limited events subject to Covid restrictions.

$1,000 - <$2,500

Investments of $1,000 to under $2,500 will receive one pre-release certificate for the priority right to purchase up to three Doce Ano (12 year) bottles, limited production of 2,500, and only for qualifying states. * **

$2,500 - <$5,000

Investments of $2,500 to less than $5,000 will receive one pre-release certificate for the priority right to purchase up to three additional Doce Ano (12 year) bottles, limited production of 2,500, and only for qualifying states.* ** Will receive limited production Extra Anejo glass stopper.

$5,000 - <$25,000

Investments of $5,000 to under $25,000 will experience a Zoom tasting (or in-person post-Covid) (exclusive of product) for 10 friends hosted by Master Distiller Felipe Soto along with personal welcome letter. Will also receive 5% bonus shares.

$25,000 - <$90,000

Investments of $25,000 to under $90,000 will instead of 5% at $5,000 level, will receive 20% bonus shares.

$90,000

Investments of $90,000 to the statutory maximum investment will instead of 20% at $20,000 to under $90,000 level, will receive 25% bonus shares.

Our award winning Extra Anejo, achieving significant gold medals in 2020, is blended by Maestro Catador Felipe Soto Mares. At the pinnacle of his mastery, Felipe has identified very special barrels of 12 year (Doce) tequila to produce an extremely limited batch in a beautifully designed decanter-style bottle with gift box. This batch has been acquired and is waiting in our barrels. Doce bottle prototypes and box molds are being prepared. Doce should be ready Q1 or Q2 2021.

- The investor will receive a pre-release certificate reserving their respective bottles for purchase.

- The bottle number and batch number will be hand-written on the label.

*All benefits occur after the offering is completed. Shipping is prepaid for U.S. only.

** Shipping of liquor is restricted in certain U.S. states. Product may require pick up to be at a determined designated point.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

The Bad Stuff will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common at $ 0.70 / share, you will receive 110 shares, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow The Bad Stuff to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

My name is Felipe Soto Mares, co-founder of The Bad Stuff.

When most people think about a premium tequila, they think about a celebrity brand. Yeah. Ok. But here's the deal. For true aficionados -- it's not even close. It's like night and day. There's good and then there's "Bad.." As in The Bad Stuff, recognized by peers as a distiller of truly authentic, meticulously crafted, innovative recipes. And now you can become an investor on StartEngine.

I started distilling back in '94 and made small batches on my uncle's hacienda. I developed this little tasting brand that i gave friends and family - you know -- one barrel a year -- and then, that was it. It was gone. T'ill the next year.

From there, it just grew in popularity. I mean everybody said you got to get on the market someday. You know a small batch - just something that family and friends want to just kind of sit with and enjoy.

(Testimonial 1) it's smooth - it's tasty -- it has an almond taste - it's just a great tequila overall. Just excellent Tequila.

(Testimonial 2) when i drink it it's really it's creme brulee in a glass - it's sweet, it's smooth ,there's a lot of vanilla there's a lot of caramel flavors there's some of that toasty flavor it really has that profile and so it's a wonderful that's my favorite go sit by the fire drink it for dessert tequila, that one in particular the bad stuff that he's got now it's just so good

(Testimonial 3) the bad stuff is so beyond anything else i've ever drank i mean it doesn't taste like alcohol don't go right to the bad stuff because you won't appreciate it work your way up and just taste it and then get to the top level get to what you can go and buy in the store taste that and then taste the bad stuff

My name is Darren Enenstein.

Felipe and I are business partners but more importantly, Amigos. The essence of The Bad Stuff is enjoying life to its fullest, savoring the moment and a mission to make the best tequila on the planet. The next must-have tequila is being crafted by us. An exciting, award-winning tequila company with a love of friendship and life.

Our army of Amigos -- our dear friends -- have created a word of mouth campaign that has brought us to where we are today - so join our family of Amigos and you can share that you are a part of a tradition of award-winning, meticulously crafted, innovative recipes. Salud.

Graphic text: the bad stuff tequila #sipresponsibly copyright 2020 the bad stuff tequila. 100% de agave azul | product of Mexico 40% Alc. by volume. Extra Ancio Tequila. All rights reserved.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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